SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 17)1

PIZZA INN, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of class of securities)

725848 10 5

(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300

(Name, address and telephone number of person
authorized to receive notices and communications)

February 26, 2009

(Date of event which requires filing of this statement)

If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 16 Pages)

1           The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

CUSIP No. 725848 10 5                                                                                                                     13D                                                                                                                            Page 2 of 15 pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATIOIN NOS. OF ABOVE PERSONS (ENTITIES ONLY) NEWCASTLE PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,577,955
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,577,955
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,577,955
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.0%
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 725848 10 5                                                                                                                    13D                                                                                                                            Page 3 of 15 pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATIOIN NOS. OF ABOVE PERSONS (ENTITIES ONLY) NEWCASTLE CAPITAL MANAGEMENT, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,577,955
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,577,955
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,577,955
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.0%
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 725848 10 5                                                                                                                     13D                                                                                                                              Page 4 of 15 pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATIOIN NOS. OF ABOVE PERSONS (ENTITIES ONLY) NEWCASTLE CAPITAL GROUP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,577,955
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,577,955
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,577,955
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.0%
14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 725848 10 5                                                                                                                     13D                                                                                                                             Page 5 of 15 pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MARK E. SCHWARZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,663,798
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,663,798
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,663,798
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.0%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 725848 10 5                                                                                                                     13D                                                                                                                              Page 6 of 15 pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CLINTON J. COLEMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 35,753
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 35,753
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,753
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 725848 10 5                                                                                                                     13D                                                                                                                             Page 7 of 15 pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HALLMARK FINANCIAL SERVICES, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEVADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 700
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 700
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON* IC, CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 725848 10 5                                                                                                                     13D                                                                                                                             Page 8 of 15 pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) AMERICAN HALLMARK INSURANCE COMPANY OF TEXAS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 700
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 700
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON* IC, CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 725848 10 5                                                                                                                     13D                                                                                                                              Page 9 of 15 pages

The following statement constitutes Amendment No. 17 to the Schedule 13D filed by the undersigned (the "Statement").  Except as specifically amended by this Amendment No. 17, the Statement remains in full force and effect.

Item 2.            Identity and Background

Item 2 is amended in its entirety to read as follows:

Items 2(a), 2(b) and 2(c). This Statement is jointly filed by Newcastle Partners, L.P., a Texas limited partnership (“NP”), Newcastle Capital Group, L.L.C., a Texas limited liability company (“NCG”), Newcastle Capital Management, L.P., a Texas limited partnership (“NCM”), Mark E. Schwarz (“Schwarz”), Clinton J. Coleman (“Coleman”), Hallmark Financial Services, Inc., a Nevada corporation (“Hallmark”) and American Hallmark Insurance Company of Texas, a Texas corporation (“AHIC”) (NP, NCG, NCM, Schwarz, Coleman, Hallmark and AHIC collectively referred to as the “Reporting Persons”).  Each of NCM, as the general partner of NP, NCG, as the general partner of NCM, and Mark E. Schwarz, as the managing member of NCG, may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), to be the beneficial owners of all shares of Common Stock held by NP.  In addition, because AHIC is a wholly-owned subsidiary of Hallmark, Hallmark may be deemed, pursuant to Rule 13d-3 of the Act, to be the beneficial owner of all the shares of Common Stock of the Company held by AHIC.  The Reporting Persons are filing this joint Statement, as they may be considered a “group” under Section 13(d)(3) of the Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

Set forth on Schedule A annexed hereto is the name and present principal occupation or employment and the name, principal business and address of any corporation or organization in which such employment is conducted of the directors and executive officers of each of Hallmark and AHIC, as of the date hereof.

Mark E. Schwarz is the managing member of NCG. Clinton J. Coleman is a Vice President of NCM.  The principal business of NCG is acting as the general partner of NCM. The principal business of NCM is acting as the general partner of NP. The principal business of NP is investing in securities. The principal business address for each of Schwarz, Coleman, NCG, NCM and NP is 200 Crescent Court, Suite 1400, Dallas, Texas 75201. The principal business of Hallmark and AHIC is marketing, distributing, underwriting, and servicing of property and casualty insurance products for businesses and individuals in the United States.   The principal business address of Hallmark and AHIC is 777 Main Street, Suite 1000, Fort Worth, TX  76102.

Item 2(d)     During the last five years, none of the Reporting Persons nor the persons listed in Schedule A annexed hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 2(e)     During the last five years, none of the Reporting Persons or the persons listed in Schedule A annexed hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 2(f)     Schwarz and Coleman are citizens of the United States.

CUSIP No. 725848 10 5                                                                                                                     13D                                                                                                                           Page 10 of 15 pages

Item 3.            Source and Amount of Funds

Item 3 is hereby amended and restated in its entirety as follows:

As of the filing date of this Statement, NP had invested $9,031,076 (inclusive of brokerage commissions) in shares of Common Stock.  The source of the foregoing funds was the working capital of NP.  Neither NCG nor NCM directly owns any shares of Common Stock.

As of the filing date of this Statement, Mr. Schwarz had invested $127,470 (inclusive of brokerage commissions) in shares of Common Stock.  The source of the foregoing funds was the personal funds of Mr. Schwarz. Mr. Schwarz also directly owns options exercisable within 60 days from the date hereof into 30,000 shares of Common Stock, which options were granted to him as consideration for his service as a director of the Issuer.

As of the filing date of this Statement, Mr. Coleman had invested $64,108 (inclusive of brokerage commissions) in shares of Common Stock.  The source of the foregoing funds was the personal funds of Mr. Coleman.

As of the filing date of this Statement, AHIC had invested $792.00 (inclusive of brokerage commissions) in shares of Common Stock.  The source of the foregoing funds was the working capital of AHIC.  Hallmark does not directly own any shares of Common Stock.

Item 5.            Interest in Securities of the Issuer

Items 5(a)-(b) are hereby amended in their entirety to read as follows:

(a). The aggregate percentage of shares of Common Stock reported to be owned by the Reporting Persons is based upon 8,528,076 shares of Common Stock outstanding as of February 2, 2009 as reported in the Company’s Form 10-Q as filed with the Securities and Exchange Commission on February 11, 2009.

As of the filing date of this Statement, NP beneficially owned 3,577,955 shares of Common Stock, representing approximately 42.0% of the issued and outstanding Common Stock.

NCM, as the general partner of NP, may be deemed to beneficially own the 3,577,955 shares of Common Stock beneficially owned by NP, representing approximately 42.0% of the issued and outstanding Common Stock.

NCG, as the general partner of NCM, which in turn is the general partner of NP, may also be deemed to beneficially own the 3,577,955 shares of Common Stock beneficially owned by NP, representing approximately 42.0% of the issued and outstanding Common Stock.

Mark E. Schwarz, as the managing member of NCG, the general partner of NCM, which in turn is the general partner of NP, may also be deemed to beneficially own the 3,577,955 shares of Common Stock beneficially owned by NP, representing approximately 42.0% of the issued and outstanding Common Stock.  In addition, as of the filing date of this Statement, Mr. Schwarz directly owns 55,843 shares of Common Stock and 30,000 shares of Common Stock underlying currently exercisable stock options, which, together with the Common Stock owned by NP, represents approximately 43.0% of the issued and outstanding Common Stock.

As of the filing date of this Statement, Mr. Coleman beneficially owned 35,753 shares of Common Stock, representing less than 1% of the issued and outstanding Common Stock.

CUSIP No. 725848 10 5                                                                                                                     13D                                                                                                                            Page 11 of 15 pages

As of the filing date of this Statement, AHIC beneficially owned 700 shares of Common Stock, representing less than 1% of the issued and outstanding Common Stock. Hallmark, as the parent of AHIC, may also be deemed to beneficially own the 700 shares of Common Stock beneficially by AHIC, representing less than 1% of the issued and outstanding Common Stock.

The filing of this Statement and any future amendment by the Reporting Persons, and the inclusion of information herein and therein, shall not be considered an admission that any of such persons, for the purpose of Section 13(d) of the Act, or otherwise, are the beneficial owners of any shares of Common Stock in which such persons do not have a pecuniary interest.

(b). By virtue of his position with NP, NCM and NCG, Mr. Schwarz has the sole power to vote and to dispose of the shares of Common Stock owned by NP reported in this Statement.  Mr. Schwarz has the sole power to vote and to dispose of the shares of Common Stock he holds directly reported in this Statement. Mr. Coleman has the sole power to vote and dispose of the shares of Common Stock he holds directly reported in this Statement.  AHIC has the sole power to vote and dispose of the shares of Common Stock owned by AHIC.

Items 5(c) is hereby amended to add the following:

(c).   The transactions in the Common Stock that were effected during the past sixty days by the Reporting Persons were (1) the distribution on January 6, 2009 of a total of 874,935 shares of Common Stock to withdrawing partners of NP as of December 31, 2008 at a price of $1.93 (the closing price of the Common Stock as of December 31, 2008) and (2) the purchase transactions set forth on Schedule B (which was effected in the open market).

Item 7.            Materials to be Filed as Exhibits.

99.1
Joint Filing Agreement dated as of March 2, 2009 by and among Newcastle Partners, L.P., Newcastle Capital Group, L.L.C., Newcastle Capital Management, L.P., Mark E. Schwarz and Clinton J. Coleman, Hallmark Financial Services, Inc. and American Hallmark Insurance Company of Texas.

CUSIP No. 725848 10 5                                                                                                                     13D                                                                                                                            Page 12 of 15 pages

SIGNATURES

After due inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 2, 2009	NEWCASTLE PARTNERS, L.P.

By: Newcastle Capital Management, L.P., its
general partner
By: Newcastle Capital Group, L.L.C., its
general partner

By: /s/ Mark E. Schwarz
Mark E. Schwarz, Managing Member

NEWCASTLE CAPITAL MANAGEMENT, L.P.

By: Newcastle Capital Group, L.L.C., its
general partner

By: /s/ Mark E. Schwarz
Mark E. Schwarz, Managing Member

NEWCASTLE CAPITAL GROUP, L.L.C.

By: /s/ Mark E. Schwarz
Mark E. Schwarz, Managing Member

/s/ Mark E. Schwarz
MARK E. SCHWARZ

/s/ Clinton J. Coleman
CLINTON J. COLEMAN

HALLMARK FINANCIAL SERVICES, INC.

By: /s/ Mark E. Schwarz
Name: Mark E. Schwarz
Title: Chairman

AMERICAN HALLMARK INSURANCE COMPANY OF TEXAS

By: /s/ Mark E. Swhwarz
Name: Mark E. Schwarz
Title: Director

CUSIP No. 725848 10 5                                                                                                                     13D                                                                                                                            Page 13 of 15 pages

Schedule A

Directors and Executive Officers of Hallmark Financial Services, Inc.

Name and Position	Present Principal Occupation	Business Address
Mark E. Schwarz, Director & Executive Chairman	Insurance Company Executive (Hallmark Financial Services) and Principal, Newcastle Capital Management, L.P., a private investment management firm	Newcastle Capital Management, L.P. 200 Crescent Ct., Ste. 1400 Dallas, TX 75201
Scott T. Berlin, Director	Managing Director, Brown Gibbons Lang & Company, LLC, an investment banking firm serving middle market companies	Brown Gibbons Lang & Company, LLC 1111 Superior Ave., Ste .900 Cleveland, OH 44114
George R. Manser, Director	Retired Insurance Company Executive	707 S. Gulfstream Ave., #1102 Sarasota, FL 34236
James H. Graves, Director	Partner, Erwin, Graves & Associates, L.P., a management consulting firm	Erwin, Graves & Associates, L.P. 8201 Preston Rd, Suite 200 Dallas, TX 75225
Mark J. Morrison, President & CEO	Insurance Company Executive	Hallmark Financial Services, Inc. 777 Main St., Ste. 1000 Ft. Worth, TX 76102
Jeffrey R. Passmore, Senior Vice President and Chief Accounting Officer	Insurance Company Executive	Hallmark Financial Services, Inc. 777 Main St., Ste. 1000 Ft. Worth, TX 76102
Kevin T. Kasitz, Executive Vice President and Chief Operating Officer	Insurance Company Executive	Hallmark Financial Services, Inc. 777 Main St., Ste. 1000 Ft. Worth, TX 76102
Brookland F. Davis, Executive Vice President	Insurance Company Executive	Hallmark Financial Services, Inc. 777 Main St., Ste. 1000 Ft. Worth, TX 76102
Donald E. Meyer, President of Operating Unit	Insurance Company Executive	Hallmark Financial Services, Inc. 777 Main St., Ste. 1000 Ft. Worth, TX 76102
Chris Jones President of Operating Unit	Insurance Company Executive	Hallmark Financial Services, Inc. 777 Main St., Ste. 1000 Ft. Worth, TX 76102

CUSIP No. 725848 10 5                                                                                                                     13D                                                                                                                           Page 14 of 15 pages

Directors and Executive Officers of American Hallmark Insurance Company of Texas

Name and Position	Present Principal Occupation	Business Address
Mark E. Schwarz, Director	Insurance Company Executive (Hallmark Financial Services) and Principal, Newcastle Capital Management, L.P., a private investment management firm	Newcastle Capital Management, L.P. 200 Crescent Ct., Ste. 1400 Dallas, TX 75201
Mark J. Morrison, Director & Executive Vice President	Insurance Company Executive	Hallmark Financial Services, Inc. 777 Main St., Ste. 1000 Ft. Worth, TX 76102
Brookland F. Davis, Director	Insurance Company Executive	Hallmark Financial Services, Inc. 777 Main St., Ste. 1000 Ft. Worth, TX 76102
Kevin T. Kasitz, Director & President	Insurance Company Executive	Hallmark Financial Services, Inc. 777 Main St., Ste. 1000 Ft. Worth, TX 76102
Jeffrey R. Passmore, Director, CFO & Treasurer	Insurance Company Executive	Hallmark Financial Services, Inc. 777 Main St., Ste. 1000 Ft. Worth, TX 76102
Cecil R. Wise, Director & Secretary	Insurance Company Executive	Hallmark Financial Services, Inc. 777 Main St., Ste. 1000 Ft. Worth, TX 76102
Christopher J. Kenney, Director & Vice President	Insurance Company Executive	Hallmark Financial Services, Inc. 777 Main St., Ste. 1000 Ft. Worth, TX 76102

CUSIP No. 725848 10 5                                                                                                                     13D                                                                                                                            Page 15 of 15 pages

SCHEDULE B

Transactions in the Common Stock During the Past 60 Days

Mark Schwarz

Transaction Date	Buy/Sell	Quantity (Shares)	Price per Share ($)

1/20/09	Buy	2000	1.17
1/21/09	Buy	600	1.22
2/23/09	Buy	400	1.09

Clinton Coleman

Transaction Date	Buy/Sell	Quantity (Shares)	Price per Share ($)

1/29/09	Buy	151	1.12
1/30/09	Buy	1,602	1.12
2/26/09	Buy	14,000	1.13

American Hallmark Insurance Company of Texas

Transaction Date	Buy/Sell	Quantity (Shares)	Price per Share ($)

2/26/09	Buy	600	1.11
2/27/09	Buy	100	1.12